Exhibit 99.1

NorZinc Announces Details of its 2019 Annual General Meeting of Shareholders and Proposed Board of Directors

NZC-TSX
NORZF-OTCQB

VANCOUVER, May 1, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or the "Company") is pleased to provide details of its upcoming Annual General Meeting of Shareholders (the "AGM") to be held on Thursday, June 6, 2019 at 10:00 am (Toronto time) at the of the Sheraton Centre Hotel, Leaside Room, 123 Queen Street West, Toronto, Ontario, Canada. Shareholders as of the record date of April 18, 2019 are eligible to vote at the AGM. Meeting materials, including the Company's management information circular, are available on the Company's website and have been mailed to shareholders as of the record date.

The Company is also pleased to announce the proposed Board of Directors to be elected at the AGM as follows:

Name	Principal Occupation During Preceding Five Years
Shelley Brown	Director of Stantec Inc. and former Director of Deloitte LLP and Senior Auditor Partner, Deloitte LLP (Vancouver office) from 2001 to 2018.
Robert J. (Don) MacDonald	President of the Company since May 16, 2018 and CEO since June 27, 2018. Prior thereto, Acting President and CEO from 2016 to 2017, and CFO from 2010 to 2017 of KGHM International Ltd. (formerly Quadra FNX
Mining Ltd.); and previously, CFO of NovaGold Resources Inc. from 2003 to 2010.
Dave Nickerson	Professional Engineer, Mining consultant; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.
Anita Perry	VP of Communications and External Affairs at BP Canada since 2005.
Malcolm J. A. Swallow	Professional Engineer, BC (Mining Engineering); Consultant; Director, Silvercorp Minerals Inc. from 2013 to 2017; and prior to 2012 Director of Inter-Citic Minerals.
Ian R. Ward	Professional Engineer (Ontario) Retired. Senior Advisor and VP Metallurgy and Processing, Kinross Gold
Corporation from 2010 to 2015; prior thereto Senior VP, Project Development, Mustang Minerals Corp.; and
previously President and Principal Metallurgist, Micon International Limited.
John M. Warwick	Financial Consultant (CFA); special advisor to Paradigm Capital Inc.; and Director, Sherritt International
Corporation since 2017. Prior to 2015, Managing Director, Investment Banking, founding partner and Head of
Corporate Finance, Paradigm Capital Corporation.

New and Retiring Board Members

After 18 years of service, John F. Kearney, Chairman and former President & CEO of the Company, is retiring and will be stepping down from the Board. John M. Warwick, a director of the Company since 2016, is expected to be confirmed as the incoming Chairman of NorZinc after the meeting.

Commenting on John Kearney's contribution to the Company, Don MacDonald, President & CEO of NorZinc stated, "John's tireless efforts in guiding NorZinc and its predecessor company, Canadian Zinc, through the challenging permitting process for the Prairie Creek Mine while managing to repeatedly raise crucial financing, is remarkable. NorZinc has benefited from his contribution and persistence, and we would like to thank him for his dedication to the Company."

John Warwick retired in 2014 after a 36-year varied career in the financial service industry culminating in heading investment banking at Paradigm Capital Inc. Mr. Warwick has chaired the NorZinc Audit and Compensation Committees since 2016 and is a member of the Nominating Committee. Mr. Warwick is also a Board member of Sherritt International Corporation.

The proposed Board of Directors to be approved by shareholders includes two new members since the last AGM, Ms. Anita Perry who joined the Board in November 2018 and Ms. Shelley Brown who is newly nominated.

Anita Perry is Vice President of Communications and External Affairs at BP Canada and currently leads all external relations and interface strategies for BP in Canada. Anita has held many leadership and public relations roles with corporations, as well as federal and territorial governments. Before joining BP Canada, Anita worked with major Canadian corporations leading external communications, public affairs and investor relations communications. Early in her career, Anita worked directly with politicians at the municipal, provincial and federal levels as an advisor.

Shelley Brown has a distinguished 40-year career in accounting and more than 25 years of board experience serving on not-for-profit, association, and for-profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. She brings expertise in strategic planning, good governance, finance, and risk management. As chair of the Canadian Institute of Chartered Accountants, she played a key role in uniting Canada's accounting profession, culminating in the creation of the Chartered Professional Accountants of Canada. She is also a recognized leader in diversity and inclusion, having been listed on Canada's Top 100 Most Powerful Women for four years. In 2018, Ms. Brown was recognized as a Member of the Order of Canada for her professional and community contributions.

About NorZinc

NorZinc is a TSX-listed mine development company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned, high-grade, zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com, E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 16:40e 01-MAY-19